THE CHUBB CORPORATION
15 Mountain View Road, Warren, New Jersey 07059

September 16, 2013

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	The Chubb Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 001-08661 (2012 Form 10-K)

Dear Mr. Parker:

In response to your letter of August 19, 2013, the following supplemental information is provided. For convenience in reviewing the responses, each comment is reprinted in bold prior to the response. Disclosures that we propose to add to future periodic filings related to information included in our 2012 Form 10-K are indicated by underlined text.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Property and Casualty Insurance

Underwriting Operations, page 33

1.	Your discussion of Underwriting Results clearly focuses on the impact of catastrophe losses in each of 2012, 2011 and 2010. Given the magnitude of catastrophe losses to your underwriting results, please provide us proposed disclosure at the aggregate insurance level to be included in future periodic reports that:

•	Clearly discloses what losses you characterize as catastrophes;

•	Separately discloses the losses recorded for each significant catastrophe;

•	Indicates how you identify an individual catastrophe as being significant; and

•	Discloses the amount of significant prior period loss development by significant catastrophe in each period presented.

We define a catastrophe as an event that is estimated to cause $25 million or more in industry-wide insured property losses and that affects a significant number of policyholders. In Management’s Discussion and Analysis of Financial Condition and Results of Operations (Management’s Discussion and Analysis) we regularly provide catastrophe information on an aggregate basis. In addition, from time to time we may include the amount of the net impact of one or more individual events. In determining whether or not to include catastrophe specific information in a periodic report, we consider a variety of factors, such as the relative size of the impact of catastrophes to overall underwriting results and whether there was an unusually large individual catastrophe event in the relevant period. We do not use a specific quantitative threshold to determine whether or not to include the catastrophe specific information or to classify them as “significant”. Therefore, we do not have a definition of “significant” that we can provide in this context.

For the information of the Commission, the impact of an individual catastrophe event may merit disclosure in our discussion of our underwriting results during a specific quarterly reporting period but may not be of such significance to our year-to-date or full year results as to require disclosure in our annual Form 10-K filing. In addition, prior period loss reserve development related to specific events has not historically been significant. Aggregate prior period loss reserve development from catastrophe events was favorable by $37 million in 2012 and $4 million in 2011. In the future, if prior period loss reserve development for an individual catastrophe event is significant, we will include disclosure in our future filings as may be appropriate at the time.

In response to your comment, in future Form 10-K filings we would include disclosure in Management Discussion and Analysis in substantially the form set forth below, with such adjustments as may be appropriate at the time. We would include similar disclosure in our future Form 10-Q filings, as applicable.

We define a catastrophe as an event that is estimated to cause $25 million or more in industry-wide insured property losses and affects a significant number of policyholders. In 201X, the net impact of catastrophes on the Corporation was $xx million, which represented xx percentage points of the combined ratio. In 201Y, the net impact of catastrophes was $x.x billion, which represented x.x percentage points of the combined ratio. The net impact of catastrophes was $x.x billion in 201Z, which represented x.x percentage points of the combined ratio.

NOTE: the following additional disclosure would be provided when relevant: The catastrophe amounts reflect (un) favorable prior period loss reserve development of $x million in 201X related to Event X that occurred in 201Y.

If the inclusion of catastrophe specific information is warranted as discussed above, we would include the following tables for each year presented:

The following tables present the impact of catastrophe events for the years ended 201X, 201Y and 201Z:

Year Ended

December 31, 201X

Catastrophe Event	Primarily Affected Areas	Net Impact of Event
(in millions)
Event 1	[Location]	$	xxx
Event 2	[Location]		xx
Event 3	[Location]		xx
Other events			xx

Total		$	xxx

Review of Underwriting Results by Business Unit

Commercial Insurance, page 40

2.	The growth rate of new premiums written for your workers’ compensation line greatly exceeds the growth rate of your other lines for 2012 and 2011. This trend appears to continue into 2013, as exhibited in your June 30, 2013 Form 10-Q, although the rate of growth in 2013 is not as substantial as in the prior years. Please provide us proposed disclosure to be included in future periodic reports that specifically explains the causes for these increases. To the extent that you are making a concerted effort to expand this business, please explain why you are targeting this line.

The growth in premiums written for our workers’ compensation line did not represent a specific or concerted effort to expand the workers’ compensation business underwritten by the Corporation in a way that was different than our other lines of business.

In response to your comment, in our 2013 Form 10-K filing we would include additional disclosure in Management’s Discussion and Analysis with respect to workers’ compensation premium growth in 2012 compared to 2011, in substantially the form set forth below, with such adjustments as may be appropriate at the time. We will evaluate our growth in the workers’ compensation line of business during the remainder of 2013 and include disclosure in our future filings as may be appropriate at the time.

In 2012, premium growth in our commercial insurance business was driven by an increase in business written in the United States. Net premiums written outside the United States decreased modestly in 2012 compared with 2011, due in part to the negative impact of foreign currency translation. Overall, premium growth for our commercial insurance business reflected improved pricing. Premium growth was limited in several classes of business, however, by a market that remained highly competitive and offered only limited attractive new business opportunities. The most significant growth in our commercial insurance business occurred in the workers’ compensation class, primarily driven by a higher level of rate increases relative to other lines of commercial business and, to a lesser extent, higher audit premiums, a higher amount of new business as well as a slight increase in insured exposures on renewal policies. The positive overall rate environment, which began in 2011, continued……

Capital Resources and Liquidity

Ratings, page 63

3.	Your disclosure here emphasizes the importance of ratings to you and your shareholders. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies your current credit ratings and discusses significant changes from prior periods.

In response to your comment, in future Form 10-K filings we would include additional disclosure in Management’s Discussion and Analysis in substantially the form set forth below, with such adjustments as may be appropriate at the time. We would provide an update in future Form 10-Q or Form 10-K filings if significant changes in ratings occur during a reporting period.

Ratings

Chubb and its property and casualty insurance subsidiaries are rated by major rating agencies. These ratings reflect the rating agency’s opinion of our financial strength, operating performance, strategic position and ability to meet our obligations to policyholders.

Credit ratings assess a company’s ability to make timely payments of interest and principal on its debt. The following table presents the Corporation’s credit ratings as determined by the major independent rating organizations as of February xx, 20xx.

	A.M. Best	Standard & Poor’s	Moody’s	Fitch
Senior unsecured debt	XX	XX	XX	XX
Junior subordinated capital securities	XX	XX	XX	XX
Commercial paper	XX	XX	XX	XX

Financial strength ratings assess an insurer’s ability to meet its financial obligations to policyholders. The following table presents our property and casualty subsidiaries’ financial strength ratings as determined by the major independent rating organizations as of February xx, 20xx.

	A.M. Best	Standard & Poor’s	Moody’s	Fitch
Financial strength	XX	XX	XX	XX

Ratings are an important factor in establishing our competitive position in the insurance markets. There can be no assurance that our ratings will continue for any given period of time or that they will not be changed.

It is possible that one or more of the rating agencies may raise or lower our existing ratings in the future. If our credit ratings were downgraded, we might incur higher borrowing costs and might have more limited means to access capital. A downgrade in our financial strength ratings could adversely affect the competitive position of our insurance operations, including a possible reduction in demand for our products in certain markets.

Notes to Consolidated Financial Statements

(8) Federal and Foreign Income Tax, page F-24

4.	Please provide us proposed disclosure to be included in future periodic reports to present your income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

In response to your comment, in future Form 10-K filings we would include additional disclosure in the Notes to Consolidated Financial Statements, Federal and Foreign Income Tax, in substantially the form set forth below, with such adjustments as may be appropriate at the time.

Income before federal and foreign income taxes from domestic operations was $XXX million, $XXX million and $XXX million in 201X, 201Y and 201Z, respectively. Income before federal and foreign income taxes from foreign operations was $XXX million, $XXX million and $XXX million in 201X, 201Y and 201Z, respectively.

(17.) Shareholders’ Equity

(d) Statutory Financial Information and Dividend Limitations, page F-40

5.	Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

•	Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus for each insurance entity subsidiary. Refer to ASC 944-505-50-1b.

The Corporation’s property and casualty insurance subsidiaries (P&C Group) are subject to laws and regulations in the jurisdictions in which they operate. In the United States, state insurance departments impose regulations that establish the standards of solvency that must be met and maintained by insurance companies. The National Association of Insurance Commissioners (NAIC) has a risk-based capital requirement for property and casualty insurance companies. The risk-based capital formula is used by state regulatory authorities to identify insurance companies that may be undercapitalized and that may merit further regulatory attention. The formula prescribes a series of risk measurements to determine a minimum capital amount for an insurance company, based on the profile of the individual company. The ratio of a company’s actual policyholders’ surplus to its minimum capital requirement will determine whether any company or state regulatory action is required. If the amount of statutory capital and surplus is at or below two times the “authorized control level risk-based capital,” the company or the regulator would be required to take corrective action.

Federal Insurance Company (Federal) is a direct subsidiary of the Corporation, is the largest insurance subsidiary in the P&C Group, and is the direct or indirect parent of all of the U.S. insurance subsidiaries and most of the insurance subsidiaries located outside the United States. Federal is an Indiana-domiciled company and, as a result, the State of Indiana’s Department of Insurance is Federal’s primary regulator. The risks associated with Federal’s subsidiaries are considered in the determination of Federal’s risk-based capital requirement level. At December 31, 2012, the consolidated statutory capital and surplus of Federal was $13.8 billion or approximately 98% of the total statutory capital and surplus of the P&C Group of $14.1 billion. The risk-based capital requirement level for Federal, calculated as indicated above, was $5.2 billion at December 31, 2012.

In response to your comment, in future Form 10-K filings we would include the following additional disclosure in the Notes to Consolidated Financial Statements, Shareholders’ Equity, in substantially the form set forth below, with such adjustments as may be appropriate at the time.

At December 31, 201X, the aggregate statutory capital and surplus of the property and casualty insurance subsidiaries was $xx.x billion, of which $xx.x billion related to Federal Insurance Company (Federal). Federal is a direct subsidiary of the Corporation and is the direct or indirect parent of most of the Corporation’s other insurance subsidiaries. A risk-based capital formula is used by U.S. state regulatory authorities to identify insurance companies that may be undercapitalized and that may merit regulatory attention. The risk-based capital requirement level is calculated as two times the authorized control level risk-based capital and is the level at or below which company or state regulatory action would be required. At December 31, 201X, the risk-based capital requirement level for Federal was $x.x billion.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

The disclosure requirements of ASC 944-505-50-2 through 50-6 are not applicable to the Corporation as we did not use any permitted practice that resulted in reported statutory capital and surplus or risk-based capital being different than the statutory capital and surplus or risk-based capital amounts determined in accordance with the NAIC’s statutory accounting practices.

Federal has a permitted practice granted by the Indiana Department of Insurance that relates to its investments in foreign subsidiaries and affiliates. Under Statement of Statutory Accounting Principles No. 97, Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement of SSAP No. 88, in order for a reporting entity to admit its investments in foreign subsidiaries and affiliates, audited financial statements of the subsidiary or affiliate must be obtained to support the carrying value. Such statements must be prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), or alternatively, in accordance with the local statutory requirements in the subsidiary’s or affiliate’s country of domicile, with an audited footnote reconciliation of net income and equity as reported to a U.S. GAAP basis. Federal, with the explicit permission of the Indiana Department of Insurance, obtains audited financial statements for its admitted foreign subsidiaries and affiliates prepared in accordance with their local statutory requirements that are supplemented with a separate unaudited reconciliation of equity as reported to a U.S. GAAP basis. The aggregate carrying value of such foreign subsidiaries and affiliates was $2.8 billion at December 31, 2012.

If Federal did not utilize this permitted practice, it would have instead incurred the additional costs necessary to obtain the specific audited financial information required under SSAP No.97.

* * * * * *

We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2281.

Sincerely,

John J. Kennedy
Senior Vice President and
Chief Accounting Officer